UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14D-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

KATE SPADE & COMPANY
(Name of Subject Company)

CHELSEA MERGER SUB INC.
(Offeror)

COACH, INC.
(Names of Filing Persons)

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)
485865109
(CUSIP Number of Class of Securities)
Todd Kahn
President, Chief Administrative Officer & Secretary
Coach, Inc.
10 Hudson Yards
New York, New York 10001
(212) 594-1850
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
with copies to:
Brian Mangino, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street NW
Washington, District of Columbia 20006

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,383,828,854.00	$276,285.76

*
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 128,623,421 shares of common stock, par value $1.00 per share (the “Shares”), of Kate Spade & Company, a Delaware corporation (“Kate Spade”), outstanding multiplied by the offer price of $18.50 per Share, (ii) 351,250 Shares issuable pursuant to outstanding Kate Spade stock options with an exercise price less than the offer price of $18.50 per Share, multiplied by $11.34, which is the offer price of $18.50 per Share minus the weighted average exercise price for such options of $7.16 per Share and (iii) 16,886 Shares issuable pursuant to outstanding unvested restricted stock units, market share units and performance share units, which is an estimate of the maximum number of restricted stock units expected to vest after May 22, 2017 and prior to the consummation of the offer, multiplied by the offer price of $18.50 per Share. The calculation of the filing fee is based on information provided by Kate Spade as of May 22, 2017.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction valuation by 0.00011590.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$276,285.76	Filing Party:	Chelsea Merger Sub Inc. and Coach, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	May 26, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Coach, Inc., a Maryland corporation (“Parent”), and Chelsea Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned direct subsidiary of Parent, with the Securities and Exchange Commission on May 26, 2017 (together with any subsequent amendments and supplements thereto, the “Schedule TO”).  The Schedule TO relates to the tender offer by Merger Sub for all of the outstanding shares of common stock, par value $1.00 per share (“Shares”), of Kate Spade & Company, a Delaware corporation (“Kate Spade”), at a price of $18.50 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated May 26, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment. This Amendment is being filed to reflect certain updates as reflected below.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

The Offer to Purchase and Item 7 of the Schedule TO (and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase under the following captions and Sections) are hereby amended as follows:

1.
The information set forth in Section 9 — “Source and Amount of Funds” –of the Offer to Purchase is hereby amended and supplemented by deleting the seventh paragraph of such Section labeled “Interest Rates and Fees” and replacing such paragraph with the following:

“Interest Rates and Fees.  Pursuant to the Credit Agreement, borrowings under the Term Loan Facilities and the Revolving Credit Facility bear interest at a rate per annum equal to, at the Borrowers’ option, either (a) the Alternate Base Rate (as defined below) or (b) the Adjusted LIBO Rate (as defined below) plus, in each case, the Applicable Rate (as defined below).  The Applicable Rate is adjusted by reference to the pricing grid set forth below (the “Pricing Grid”) based on the ratio of (a) consolidated debt plus 600% of consolidated lease expense to (b) consolidated EBITDAR (“Leverage Ratio”).  Additionally, Parent will pay commitment fees, calculated at a rate per annum determined in accordance with the Pricing Grid, on the average daily undrawn portion of the Term Loan Facilities and the full amount of the Revolving Credit Facility, payable quarterly in arrears, and certain fees with respect to letters of credit that are issued.

“Alternate Base Rate” means a rate per annum equal to the greatest of (a) Bank of America, N.A.’s “prime rate”, (b) the “federal funds effective rate” plus ½ of 1% and (c) the Adjusted LIBO Rate for a one month interest period in dollars plus 1%.

“Adjusted LIBO Rate” means an interest rate per annum equal to (a) the London Interbank Offered Rate (or a comparable or successor rate approved by Bank of America, N.A.) for deposits in the relevant currency, with a term equivalent to the relevant interest period multiplied by (b) the “statutory reserve rate.”

“Applicable Rate” means the applicable rate per annum set forth in the Pricing Grid below under the applicable heading (based on the Leverage Ratio applicable on such date) based on the type of loan.

Pricing Grid:

in the case of the Term Loan Facilities:

	Leverage Ratio:	Adjusted LIBO Rate Loan	Alternative Base Rate Loan	Commitment Fee Rate
Category 1:	< 1.25 to 1.00	0.875%	0%	0.075%
Category 2:	> 1.25 to 1.00 but < 2.00 to 1.00	1.00%	0%	0.09%
Category 3:	> 2.00 to 1.00 but < 2.75 to 1.00	1.125%	0.125%	0.125%
Category 4:	> 2.75 to 1.00 but < 3.50 to 1.00	1.25%	0.25%	0.15%
Category 5:	> 3.50 to 1.00	1.375%	0.375%	0.175%

and, in the case of the Revolving Credit Facility:

	Leverage Ratio:	Adjusted LIBO Rate Loan	Alternative Base Rate Loan	Commitment Fee Rate
Category 1:	< 1.25 to 1.00	0.80%	0%	0.075%
Category 2:	> 1.25 to 1.00 but < 2.00 to 1.00	0.91%	0%	0.09%
Category 3:	> 2.00 to 1.00 but < 2.75 to 1.00	1.00%	0%	0.125%
Category 4:	> 2.75 to 1.00 but < 3.50 to 1.00	1.10%	0.10%	0.15%
Category 5:	> 3.50 to 1.00	1.20%	0.20%	0.175%

For purposes of the foregoing,

(i)
if at any time Parent fails to deliver the financial statements on or before the date such financial statements are due under the Credit Agreement, Category 5 shall be deemed applicable for the period commencing three business days after the required date of delivery and ending on the date which is three business days after the financial statements are actually delivered, after which the Category shall be determined in accordance with the Pricing Grid;

(ii)
adjustments, if any, to the Category then in effect shall be effective three business days after the Administrative Agent has received the applicable financial statements (it being understood and agreed that each change in Category shall apply during the period commencing on the effective date of such change and ending on the date immediately preceding the effective date of the next such change);

(iii)
notwithstanding the foregoing, (A) for purposes of the Revolving Credit Facility only, Category 3 shall be deemed to be applicable until the Administrative Agent has received Parent’s first compliance certificate under the Credit Agreement and (B) for purposes of the Term Loan Facilities only, Category 5 shall be deemed to be applicable until the Administrative Agent’s receipt of the applicable financial statements for Parent’s second full fiscal quarter ending after the Closing Date and adjustments to the Category then in effect shall thereafter be effected in accordance with the Pricing Grid; and

(iv)
in the event that any compliance certificate delivered pursuant to the Credit Agreement is determined to be inaccurate, and such inaccuracy, if corrected, would have led to the application of a higher “Applicable Rate” for any period (an “Applicable Period”) than the “Applicable Rate” applied for such Applicable Period, then (a) Parent shall promptly (and in any event within five business days) following such determination deliver to the Administrative Agent a corrected compliance certificate for such Applicable Period, (b) the “Applicable Rate” for such Applicable Period shall be determined as if the Leverage Ratio were determined based on the amounts set forth in such correct compliance certificate and (c) Parent shall promptly (and in any event within ten business days) following delivery of such corrected compliance certificate pay to the Administrative Agent the accrued additional interest owing as a result of such increased “Applicable Rate” for such Applicable Period.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2017

CHELSEA MERGER SUB INC.

By:	/s/ Todd Kahn
Name: Todd Kahn Title: President & Secretary

COACH, INC.

By:	/s/ Todd Kahn
Name: Todd Kahn Title: President, Chief Administrative Officer & Secretary

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 26, 2017.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)
Press Release of Coach, Inc., dated May 8, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).*

(a)(1)(G)	Summary Advertisement as published in The Wall Street Journal on May 26, 2017.*
(a)(1)(H)	Press Release of Coach, Inc., dated May 26, 2017.*
(a)(1)(I)
Investor Presentation, dated May 8, 2017. (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).*

(a)(1)(J)	Leadership Briefing Packet. (incorporated by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).*
(a)(1)(K)
Vendor Letter, dated May 8, 2017. (incorporated by reference to Exhibit 99.3 to the Tender Offer Statement on Schedule TO filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).*

(a)(1)(L)
Employee Letter, dated May 8, 2017. (incorporated by reference to Exhibit 99.4 to the Tender Offer Statement on Schedule TO filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).*

(a)(1)(M)
Partner/Distributor Letter, dated May 8, 2017. (incorporated by reference to Exhibit 99.5 to the Tender Offer Statement on Schedule TO filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).*

(a)(1)(N)
Webcast Transcript, dated May 8, 2017. (incorporated by reference to Exhibit 99.6 to the Tender Offer Statement on Schedule TO filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).*

(a)(5)(A)	Class Action Complaint as filed May 31, 2017 (Rosenfeld vs. Kate Spade & Company, et al., Case No. 1:17-CV-04085 (S.D.N.Y)).*
(a)(5)(B)	Class Action Complaint as filed June 2, 2017 (Ali vs. Kate Spade & Co., et al., Case No. 1:17-CV-04125 (S.D.N.Y.)). *
(a)(5)(C)	Class Action Complaint as filed June 2, 2017 (Steinberg vs. Kate Spade & Company, et al., Case No. 1:17-CV-04155 (S.D.N.Y.)).*
(a)(5)(D)	Class Action Complaint as filed June 5, 2017 (Garcia vs. Kate Spade & Company, et al., Case No. 1:17-CV-04177 (S.D.N.Y.)).*
(a)(5)(E)	Class Action Complaint as filed June 5, 2017 (Jauregui vs. Kate Spade & Company, et al., Case No. 1:17-CV-04205 (S.D.N.Y.)).*
(b)(1)
Credit Agreement, dated as of May 30, 2017, by and among Coach, Inc., Bank of America, N.A., as administrative agent, the other agents party thereto, and a syndicate of banks and financial institutions (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Coach, Inc. with the Securities and Exchange Commission on May 31, 2017).*

(b)(2)
Underwriting Agreement, dated as of June 6, 2017, by and among Coach, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, as representatives of the several underwriters named therein (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by Coach, Inc. with the Securities and Exchange Commission on June 7, 2017).*

(d)(1)
Agreement and Plan of Merger, dated as of May 7, 2017, by and among Kate Spade & Company, Coach, Inc., and Chelsea Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Quarterly Report for the Quarterly Period Ended April 1, 2017, on Form 10-Q filed by Coach, Inc. with the Securities and Exchange Commission on May 10, 2017).*

(d)(2)
Commitment Letter, dated May 7, 2017, among Coach, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A. (incorporated by reference to Exhibit 10.2 to the Quarterly Report for the Quarterly Period Ended April 1, 2017, on Form 10-Q filed by Coach, Inc. with the Securities and Exchange Commission on May 10, 2017).*

(d)(3)	Confidentiality Agreement, dated January 7, 2017, between Coach, Inc. and Kate Spade & Company.*

*	Previously filed.